04016679

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SONIC TECHNOLOGIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street, 21st Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

RECD S.E.C.
MAR 01 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Denson (212) 905-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue, 16th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

RECD S.E.C.
MAR 01 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daryl Denson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonic Technologies, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARIBEL LEPIANI
Notary Public, State of New York
No. 01LE6078190
Qualified in New York County
Commission Expires July 28, 2006
February 24 2004

Claribel Lepiani
Notary Public

[signature]
Signature

Vice President - Operations
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH, D.C.
158

SONIC TECHNOLOGIES, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2003

SONIC TECHNOLOGIES, LLC

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Sonic Technologies, LLC

We have audited the accompanying statement of financial condition of Sonic Technologies, LLC (the "Company") as of December 31, 2003 that you are filing, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sonic Technologies, LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 20, 2004

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman Riverhead
www.mkllp.com

SONIC TECHNOLOGIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 75,277	
Receivables from clearing brokers	1,121,766	
Licensing fees receivable	431,614	
Securities owned, at market value	117,889	
Deposits with clearing brokers	497,749	
TOTAL ASSETS		$ 2,244,295

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 384,066	
Due to Parent	111,337	
Deposits payable	50,000	
Deferred tax liability	40,412	
Securities sold, not yet purchased, at market value	38,180	
TOTAL LIABILITIES		623,995
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		1,620,300
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 2,244,295

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Sonic Technologies, LLC (the "Company"), a Delaware Limited Liability Company, ("LLC"), is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is wholly owned by Sonic Trading Management, LLC (the "Parent"). The Company was formed in 1999 and commenced operations in November of 2000. In March 2000, the Company completed an asset purchase agreement with Genesis Advisors, Inc. ("Genesis"), a Pennsylvania corporation and registered with the NASD as a broker-dealer. In connection with this agreement the Company acquired the right to continue the business of Genesis.

The Company has engaged two clearing brokers, on a fully disclosed basis, to perform all trade, settlement and related activities under clearing agreements. The Company pays the clearing brokers for services in accordance with the terms as specified in the clearing agreements.

Income Taxes

The Company is a Delaware LLC and files consolidated federal, state and local tax returns with the consolidated group on a cash basis. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no liability for federal or state income taxes has been included in the financial statements.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with maturity of three months or less when purchased to be cash equivalents.

NOTE 1 - Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate the fair values because of the short maturity of the instruments.

Concentrations of Credit Risk
The Company is engaged in trading and a broad range of securities brokerage and investment services to a diverse retail and institutional clientele. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses two clearing brokers for substantially all of their business. The Company permits the clearing firms to extend credit to their clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of their customers and each counterparty. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2003.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The Company has cash balances in banks in excess of the maximum amount insured by the FDIC as of December 31, 2003.

Licensing Fees Receivable
The Company's receivables from broker-dealers relating to licensing agreements are subject to the Company's credit evaluation process, monitoring procedures and have reasonably short collection terms.

NOTE 2 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased at December 31, 2003 consists of trading and investment securities at market value, and are as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Corporate stocks	$117,889	$38,180

NOTE 3 - Related Party Transactions

The Company has a license and expense agreement with the Parent. The agreement provides that the Company will pay the Parent a monthly management fee. In the event that support services incurred by the Parent exceeds the monthly management fee, the Company agrees to pay the overage upon receipt of an invoice from the Parent. The Parent licenses software to the Company and provides support, staffing, other management services and office facilities.

NOTE 4 - Income Taxes

The Company has recorded deferred tax liabilities of $40,412 at December 31, 2003 relating primarily to the difference between accounts receivable and accounts payable as a result of the consolidated group filing its tax return on a cash basis.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital amounted to $1,169,698, which was $1,069,698 in excess of its required net capital of $100,000, and the Company's net capital ratio was .47 to 1.

NOTE 6 - Licensing Agreements

The Company has entered into software license and service agreements with various customers. The Company licenses software products intended for trading activities in connection with the operation of the licensee's business as a securities broker-dealer. The terms range from 6 months to 2 years with a continuation clause, which can be canceled upon written notice by either party.

NOTE 7 - Litigation

The Company is a defendant in a lawsuit filed by a competitor for patent infringement relating to the Company's trading software. The case is progressing towards trial with the parties currently engaged in discovery. A hearing is set for June 7-9, 2004 to set forth certain claims by the competitor relating to their patent. There has been no discovery concerning damages due to a court-ordered stay of the issues. However, preliminary investigations reveal that damages could range from several hundred thousand to several million dollars. The Company denies that it has infringed on any claim of the competitors' patent, and asserts all claims of the competitors' patent are invalid and unenforceable. Accordingly, the Company has not recorded any liability relating to this lawsuit.

NOTE 8 - 401(k) Plan

The Company has a defined contribution 401(k) plan (the "Plan"). The Plan covers all employees who are 21 years of age and have 6 months of prior service with the Company. Those eligible employees may contribute from 1% to 15% of their compensation up to the maximum allowable by the Internal Revenue Code.